UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 26)

MFS Government Markets Income Trust (MGF)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

552939100

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. ____

CUSIP No.: 552939100

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  4,290,747

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  4,290,747

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

4,290,747

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

8.36%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 26 ("Amendment No. 26") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended as follows:

KIM, an independent investment advisor, has accumulated 4,290,747 shares of MGF on behalf of accounts that are managed by KIM (the "Accounts") under limited powers of attorney, which represents 8.36% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a) As of the date of this Report, KIM represents beneficial ownership of 4,290,747 shares, which represents 8.36% of the outstanding Shares. George W. Karpus currently owns 2,650 shares purchased on January 8, 2004 at $6.82 (1,500 shares), November 8 at $6.54 (900 shares) and on March 19, 2007 at $6.63 (250 shares). Sophie Karpus presently owns 4,000 shares purchased December 29, 1999 at a price of $5.75 (300 shares), December 26, 2003 at $6.77 (550 shares), and November 2, 2004 at $6.63 (1,300 shares), May 16, 2005 at a price of $6.63 (1,850 shares). Karpus Profit Sharing Plan presently owns 8,425 shares purchased November 13, 2001 at a price of $6.73 (1,050 shares), July 2, 2003 at $6.95 (1,150 shares), July 30, 2004 at $6.48 (600 shares), August 2, 2004 at $6.48 (100 shares), March 7, 2007 at $6.62 (3,000 shares), March 13, 2007 at $6.62 (2,500 shares) and on March 19, 2007 at $6.60 (25 shares). Karpus Investment Management Defined Benefit Plan currently owns 3,300 shares purchased on September 2, 2003 at $6.65 (850 shares), April 29, 2004 at $6.53 (270 shares), September 15, at $6.59 (1,180 shares) and April 20, 2006 at $6.26 (1,000 shares). Jo Ann Van Degriff presently owns 25 shares of MGF purchased on March 19, 2007 at $6.60. Karpus Management, Inc. presently owns 25 shares purchased on March 19, 2007 at $6.60. None of the other Principles of KIM presently own shares of MGF.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases or dispositions:

 Date Shares Price Per Share
 1/30/2007 -500  $6.51
 2/7/2007 -200  $6.53
 2/9/2007 -16,020  $6.50
 2/27/2007 -50  $6.59
 3/2/2007 5,000  $6.58
 3/5/2007 600  $6.61
 3/6/2007 44,000  $6.61
 3/7/2007 112,800  $6.62
 3/8/2007 26,500  $6.63
 3/9/2007 16,900  $6.59
 3/12/2007 44,800  $6.61
 3/12/2007 -100  $6.61
 3/13/2007 12,900  $6.62
 3/14/2007 32,350  $6.63
 3/15/2007 118,900  $6.65
 3/16/2007 50,400  $6.68
 3/19/2007 42,800  $6.66
 3/20/2007 23,000  $6.68
 3/21/2007 41,125  $6.69
 3/21/2007 -20  $6.68
 3/22/2007 27,150  $6.67
 3/23/2007 21,100  $6.68
 3/26/2007 102,600  $6.69
 3/27/2007 50,580  $6.69
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 7. Materials to be Filed as Exhibits.

Item 7 is hereby amended as follows:

As is indicated in Item 4 in previous 13D/A filings, KIM has purchased Shares of MGF for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Pursuant to concerns KIM currently has with the Fund, KIM sent a proposal to the Fund on March 29, 2007. A copy of the proposal is attached as Exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Dana R. Consler
Title:   Senior Vice-President
Date:   March 29, 2007

EXHIBIT 1
Proposal to the Fund
Transmitted March 29, 2007

VIA FACSIMILE & CERTIFIED MAIL      March 29, 2007
Mr. Mark Polebaum, Secretary and Clerk
MFS Government Markets Income Trust
c/o Massachusetts Financial Services Company
500 Boylston Street
Boston, Massachusetts 02116

 Re:   MFS Government Markets Income Trust (NYSE: MGF)

Mr. Polebaum:
Karpus Management, Inc., d/b/a Karpus Investment Management ("KIM"), represents beneficial ownership of 4,290,747 shares, or 8.36% of the outstanding shares of common stock of MFS Government Markets Income Trust ("MGF" or the "Fund"). We have represented beneficial ownership of Fund shares since October 21, 1992.

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, KIM hereby submits the following proposals and supporting statement for inclusion in any and all proxy materials at the 2007 annual shareholders' meeting (the "Meeting"):

PROPOSALS

  1. KIM proposes that shareholders vote at the next shareholders meeting to have the Fund conduct a tender offer for up to 25% of the Fund's outstanding common shares at net asset value.

  2. KIM further proposes that the Fund establish a policy whereby if the Fund trades at an average discount of over 10% for the 10 calendar weeks prior to the end of June 30 or December 31 (as determined by the close of regular trading sessions of the NYSE), the Fund conduct semi-annual tender offers of 5% of the Fund's outstanding shares at net asset value.

Although neither of the above proposals will be binding, we believe that their approval will send a message to the Trustees that they must effectively address the persistently wide discount to net asset value at which the Fund has historically traded.

SUPPORTING STATEMENT

KIM believes the current Fund Management and Board of Directors have not taken adequate measures to address the persistently wide discount of MGF.

According to the original prospectus: "The trust may purchase its shares from time to time in the open market or otherwise as and when it is deemed advisable by the trustees. Such repurchases will be made only when the trust's shares are trading at a discount of 10% or more from the net asset value."

While the Fund has conducted repurchase offers, history has told us as shareholders that the repurchase offers alone have not significantly reduced and kept narrow our Fund's discount to net asset value and have also not even been aggressively implemented. For example, since November 2005 the Fund only repurchased approximately 1.5% of its shares. We do not believe that this insignificant and seemingly token buyback has had as substantial positive effect in enhancing shareholder value.

Accordingly, we feel that it is time for the Board to undertake more serious actions designed to address our Fund's discount and institute a tender offer for up to 25% of the Fund's outstanding common shares at net asset value. Furthermore, we believe it would be responsible for the Fund to institute a policy making it more accountable to enhancing shareholder value over the long-term. We believe that it would greatly enhance shareholder value if the Fund instituted a policy whereby if the Fund trades at an average discount of over 10% for the 10 calendar weeks prior to the end of June 30 or December 31 (as determined by the close of regular trading sessions of the NYSE), it would conduct a tender offer of 5% of the Fund's outstanding shares at net asset value.

END OF PROPOSAL

As is required by Rule 14a-8, we have attached a letter from U.S. Bank N.A, as well as a written statement from the "record" holder of the referenced shares, verifying that said shares were continuously and beneficially owned and having a value of $2,000 or more for at least a one year from the date of the submittal of this proposal. Furthermore, Karpus intends to hold the referenced shares on the attached through the date of the Meeting.

Should you wish to discuss any of the matters discussed in this letter, please do not hesitate to contact me. Thank you for your time and consideration.

Sincerely,

/s/

Cody B. Bartlett Jr., CFA
Investment Strategist
Karpus Investment Management

cc: Frank Tarantino
 Edward Larkin, Esq.